SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

GEORGETOWN LONG/SHORT FUND

A SERIES OF THE

GEORGETOWNE FUNDS

LETTER OF INVESTMENT INTENT

December 8, 2003

To the Board of Trustees of Georgetowne Funds

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the Georgetown Long/Short Fund, a series of the Georgetowne Funds, in the amount of $150,843.37 for 15084.34 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $150,843.37.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

________/s/___________________

Dr. Jana M. Hoffmeister